SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2) *


                         First Federal Bancorp, Inc.
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                              (Name of Issuer)


                       common stock, without par value
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                       (Title of Class of Securities)


                                 319966 10 7
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                               (CUSIP Number)


              Mr. Harry C.C. MacNealy, Chief Executive Officer
                 MacNealy Hoover Investment Management, Inc.
                     4580 Stephen Circle, NW, Suite 201
                             Canton, Ohio 44718
                               (330) 499-1010
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               August 4, 2004
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           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 319966 10 7                                           Page 2 of 5
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1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            MacNealy Hoover Investment Management, Inc.
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                              (a)    [ ]
                                                              (b)    [ ]
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

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5)    Check Box if Disclosure of Legal Proceedings is                [ ]
      Required Pursuant to Items 2(d) or 2(e)

            Not Applicable
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6)    Citizenship or Place of Organization

            Ohio
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power         88,800
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power    88,750
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            110,050 shares
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12)   Check if the Aggregate Amount in Row (11) Excludes             [ ]
      Certain Shares (See Instructions)

            Not Applicable
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13)   Percent of Class Represented By Amount in Row (11)

            3.3%
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14)   Type of Reporting Person (See Instructions)

            IA
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


CUSIP No. 319966 10 7                                           Page 3 of 5
---------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            Harry C.C. MacNealy
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                              (a)    [ ]
                                                              (b)    [ ]
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

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5)    Check Box if Disclosure of Legal Proceedings is                [ ]
      Required Pursuant to Items 2(d) or 2(e)

            Not Applicable
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6)    Citizenship or Place of Organization

            U.S.A.
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power         88,800
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power    88,750
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            110,050 shares
---------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes             [ ]
      Certain Shares (See Instructions)

            Not Applicable
---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            3.3%
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14)   Type of Reporting Person (See Instructions)

            IN
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


CUSIP No. 319966 10 7                                           Page 4 of 5
---------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

            Charles H. Hoover
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                              (a)    [ ]
                                                              (b)    [ ]
---------------------------------------------------------------------------
3)    SEC Use Only

---------------------------------------------------------------------------
4)    Source of Funds (See Instructions)

---------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal Proceedings is                [ ]
      Required Pursuant to Items 2(d) or 2(e)

            Not Applicable
---------------------------------------------------------------------------
6)    Citizenship or Place of Organization

            U.S.A.
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power         88,800
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10) Shared Dispositive Power     88,750
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            110,050 shares
---------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes             [ ]
      Certain Shares (See Instructions)

            Not Applicable
---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

            3.3%
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14)   Type of Reporting Person (See Instructions)

            IN
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


CUSIP No. 319966 10 7                                           Page 5 of 5

      MacNealy Hoover Investment Management, Inc., Mr. Harry C.C. MacNealy, and Mr. Charles H. Hoover - referred to hereinafter as the Filing Persons - are filing this Schedule 13D Amendment No. 2 for the purpose of reporting the disposition of shares of common stock, without par value, of First Federal Bancorp, Inc., an Ohio corporation (the "Issuer") (Nasdaq: FFBZ). This Amendment No. 2 amends the original Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 30, 2002 and Amendment No. 1 filed on October 22, 2003. Paragraphs (a), (c), and (e) in
Item 5 of the original and amended Schedule 13D are amended in this Amendment No. 2.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      (a) Number and Percentage of Shares. The Filing Persons beneficially own 110,050 shares of the Issuer's issued and outstanding common stock, or 3.3%. This percentage figure is based on the Issuer First Federal Bancorp, Inc.'s Form 8-K Current Report filed on August 5, 2004, which states that 3,286,221 shares of common stock were issued and outstanding as of August 3, 2004.

      (c) Transactions in the past 60 Days. The Filing Persons disposed of a total of 155,950 shares on August 3 and August 4, 2004 in over-the-counter transactions at prices ranging from $13.00 to $13.09.

      (e) Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. August 4, 2004.

                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 6, 2004             MacNealy Hoover Investment Management,
Inc.

                                  By:  /s/ Harry C.C. MacNealy
                                       ------------------------------------
                                       Harry C.C. MacNealy
                                  Its: Chief Executive Officer


                                  Harry C.C. MacNealy

                                  /s/ Harry C.C. MacNealy
                                  -----------------------------------------
                                  In his individual capacity and as Chief
                                  Executive Officer of MacNealy Hoover
                                  Investment Management, Inc.


                                  Charles H. Hoover

                                  /s/ Charles H. Hoover
                                  -----------------------------------------
                                  In his individual capacity and as
                                  President of MacNealy Hoover Investment
                                  Management, Inc.


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